Buenos Aires, April 30, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder’s Meeting dated as of April 29, 2021.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Nacional de Valores” or “CNV”), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’s Ordinary and Extraordinary General Shareholders Meeting that took place on April 29, 2021 (hereinafter the “Shareholders Meeting”), which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes, resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to sign the minute of the Shareholders Meeting.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved: (i) that the Reading of the documents be omitted due to the fact that it is known by all shareholders for it was at their disposal with due time prior to this Shareholders Meeting and within the regulatory timeframe; and (ii) to approve the Consolidated Financial Statement for the fiscal year ended December 31, 2020 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, Independent Auditor’s Report, Statutory Audit Committee Report, Annual Report and Corporate Governance Code Compliance Report, the Informative Summary as required by the Argentine Securities Commission Rules, Auditors report and Supervisory Committee report and the Individual Financial Statement for the fiscal year ended December 31, 2020 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, the Informative Summary as required by the CNV Rules, authorizing the Board of Directors to make any modifications that the supervisory bodies could require as long as those modifications are not objected by the Supervisory Committee or the signing accountant.

Item 3: Considering that the fiscal year showed a loss of $31,447,041,491 as of December 31, 2020, and the retained earnings amounted to a loss of $1,824,699,287; the Shareholders Meeting, by a majority equivalent to 99.99% of shares with a right to vote resolved to allocate: (i) The amount of $1,499,975,532 of the conversion difference allocated to retained earnings to the statutory reserve and $27,589,046,595 to the optional reserve; and (ii) The remaining balance, i.e., the amount of $30,913,721,414 is to set up an optional reserve to absorb the retained earnings’ negative balance

Item 4: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes, resolved to approve the actions taken by the Board of Directors and the members of the Supervisory Committee in the fiscal year ended December 31, 2020.

Item 5: The Shareholders Meeting, by a majority equivalent to 96.47% of the computable votes resolved to approve the remuneration to be paid to the Board of Directors and by the majority equal to 69.28% resolved to approve the compensation to be paid to the Supervisory Committee for the fiscal year ended December 31, 2020. According to the Argentine Securities Commission Regulations, the result for this fiscal year is a computable loss. Also, it resolved to authorize an advance payment of fees to the Directors and the Supervisory Committee until the financial statements for the year ending December 31, 2021, are considered by the Shareholder’s Meeting.

Item 6: The Shareholders Meeting, by a majority equivalent to 99.27% of the computable votes, resolved to approve the compensation to be paid to the certifying accountant for the duties performed in the fiscal year ended December 31, 2020. Such amount includes the fees for the SOX 404 certification required by the Securities and Exchange Commission.

Item 7: The Shareholders Meeting, by a majority equivalent to 94.92% of the computable votes resolved to reelect Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin and María Carolina Sigwald as members of the Board of Directors and Messrs. Brian Robert Henderson, Gerardo Carlos Paz and Mauricio Leonardo Penta as alternate members.

Item 8: The Shareholders Meeting, by a majority equivalent to 72.30% of the computable votes resolved to elect Messrs. Germán Wetzler Malbrán, José Daniel Abelovich y Damián Burgio as members of the Supervisory Committee and Messrs. Martín Fernández Dussaut and Tomás Arnaude as alternate members.

Item 9: The Shareholders Meeting, by a majority equivalent to 99.28% of the computable votes resolved the appointment of Price Waterhouse & Co. S.R.L., a member of PriceWaterhouseCoopers, and the designation of Mr. Carlos Martín Barbafina as certifying accountant, and Messrs. Fernando Rodríguez and Ezequiel Mirazón as alternate certifying accountants, for the fiscal year ending December 31, 2021.

Item 10: The Shareholders Meeting, by a majority equivalent to 98.76% of the computable votes, resolved to postpone the approval of the independent auditor’s remuneration for the fiscal year ending December 31, 2021, until the next annual shareholders’ meeting to be held.

Item 11: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes, resolved to allocate to Audit Committee’s activities a budget amount of AR$ 1,200,000 for the fiscal year 2021.

Item 12: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes, resolved to approve the reduction of stock capital of AR$56,581,600, that is from AR$1,455,501,255 to AR$1,398,919,655 and cancellation of 56,581,600 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, in accordance with article 220 item (a) of the Corporations Act. As a consequence of that, the capital stock will be reduced from AR$ 1,455,501,255 to AR$ 1,398,919,655.

Item 13: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize María Carolina Sigwald, Victoria Hitce, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, María Eugenia Sanchez Nuin, Juan Manuel Recio, Débora Gisele Tortosa Chavez, Mabel Silvia Beratta, Diego Alexi Vaca Diez Eguez, Luis Agustín León Longombardo, María José Maure Bruno, Micaela Saieg, Martín Ezequiel Gardella, Paula María Devotto, Gonzalo Carballada, Fabiana Marcela Vidal, Alejandra Paulina Brasesco, Fernando Nicolás Villarruel, Mauricio Penta, Martín García Arango, Fernando Rizzi and/or Vanesa Russo to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely,

Victoria Hitce

Head of Market Relations